(LOGO)ARTHUR ANDERSEN



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Bank One, Indiana, National Association:


We have examined management's assertion about Bank One, Indiana, National Association's compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as it relates to the Banc One Financial Services Home Equity Loan Trust 1999-1 (the "Certificates"), as of and for the ten months ended December 31, 1999, included in the accompanying management assertion. Management is responsible for Bank One, Indiana, National Association's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.


Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Bank One, Indiana, National Association's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances as related to the Certificates. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Bank One, Indiana, National Association's compliance with the minimum servicing standards.

In our opinion, management's assertion that Bank One, Indiana, National Association complied with the aforementioned minimum servicing standards as they relate to the Certificates, as of and for the ten months ended December 31, 1999, is fairly stated, in all material respects.



Arthur Andersen LLP


Chicago, Illinois
May 22, 2000